CLIFFORD CHANCE US LLP 31 WEST 52ND STREET NEW YORK, NY 10019-6131 TEL +1 212 878 8000 FAX +1 212 878 8375 www.cliffordchance.com

VIA EDGAR

Mr. Justin Dobbie, Esq.

Ms. Sonia Bednarowski, Esq.

Office of Crypto Assets

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

December 4, 2023

Re:	iShares Bitcoin Trust Amendment No. 1 to Registration Statement on Form S-1 Filed October 19, 2023 File No. 333-272680

Dear Mr. Dobbie and Ms. Bednarowski:

On behalf of our client, iShares® Bitcoin Trust (the “Trust”), set forth below are the Trust’s responses to the comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) by letter dated November 13, 2023 (the “Comment Letter”) in connection with the Trust’s Amendment No. 1 to the Registration Statement on Form S-1 (the “Registration Statement”), which was filed with the SEC on October 19, 2023. Concurrently with the filing of this response letter, the Trust is filing Amendment No. 2 to the Registration Statement (the “Amended Registration Statement”). Where noted in the responses below, the Amended Registration Statement has been updated in response to the Staff’s comments. Defined terms used herein but not otherwise defined have the meanings ascribed to them in the Amended Registration Statement. The Trust’s responses are set out in the order in which the comments were set out in the Comment Letter and are numbered accordingly.

All page references in the responses below are to the pages of a marked copy of the Amended Registration Statement, which was submitted today by the Trust via EDGAR, unless otherwise specified.

CLIFFORD CHANCE US LLP

Mr. Justin Dobbie, Esq.

Ms. Sonia Bednarowski, Esq.

United States Securities and Exchange Commission

December 4, 2023

Amendment No. 1 to Registration Statement on Form S-1

General

1.	To the extent that you intend to use a fact sheet, please provide us a copy for our review.

In response to the Staff’s comment, please find the proposed fact sheet attached hereto as Exhibit A. The attached is an example of the fact sheet content in draft form which omits certain performance and other information that is not yet available as the Trust has not yet commenced operations.

2.

Please describe the AML, KYC and any other procedures conducted by the Trust or Sponsor to determine, among other things, whether the counter-party in any transactions is not a sanctioned entity. To the extent that the Trust, Sponsor, Authorized Participant, Prime Broker or Custodian may not know a counter-party, please add risk factor disclosure regarding the potential risk of transactions with a sanctioned entity and the impact if such a transaction occurs. In this regard, we note your disclosure in the third risk factor on page 49.

In response to the Staff’s comment, the Trust respectfully provides the explanation below and has revised the risk factor on page 47 of the prospectus accordingly.

The Trust and the Sponsor have adopted and implemented policies and procedures that are designed to ensure that they do not violate applicable anti-money laundering (“AML”) and sanctions laws and regulations and to comply with any applicable Know-Your-Customer (“KYC”) laws and regulations. The Sponsor and the Trust will only interact with known third party service providers with respect to whom the Sponsor or its affiliates have engaged in a due diligence process to ensure a thorough KYC process, such as the Authorized Participants, Market Makers, Prime Broker and Bitcoin Custodian. Each Authorized Participant and Market Maker must undergo onboarding by affiliates of the Sponsor who are owned and controlled by the Sponsor’s indirect parent, BlackRock, Inc. (“BlackRock”), in order to use the online order entry system operated by BlackRock to place creation or redemption orders with respect to the Trust. Additionally, each Market Maker who deposits bitcoin in a creation basket or receives bitcoin from the Trust as part of a redemption must establish an account – and transfer or receive such bitcoin through such account – at the Prime Broker. As a result, the Sponsor and the Trust have instituted procedures designed to ensure that a situation would not arise where the Trust would engage in transactions with a counterparty whose identity the Sponsor and the Trust did not know.

CLIFFORD CHANCE US LLP

Mr. Justin Dobbie, Esq.

Ms. Sonia Bednarowski, Esq.

United States Securities and Exchange Commission

December 4, 2023

Furthermore, Authorized Participants, as broker-dealers, and the Prime Broker and Bitcoin Custodian, as an entity licensed to conduct virtual currency business activity by the New York Department of Financial Services and a limited purpose trust company subject to New York Banking Law, respectively, are “financial institutions” subject to the U.S. Bank Secrecy Act, as amended (“BSA”), and U.S. economic sanctions laws. The Trust will only accept in-kind creation and redemption requests from regulated Authorized Participants and Market Makers who have represented to the Trust that they are subject to applicable sanctions and anti-money laundering laws and have implemented compliance programs that are designed to ensure compliance with those laws. Authorized Participants must represent to the Trust that they have onboarded their Market Makers through their own Bank Secrecy Act and sanctions compliance programs. In addition, with respect to all bitcoin delivered in connection with creation requests, the Market Makers must represent to the Trust that the Market Maker will form a reasonable belief (i) as to the identities of, and conduct necessary diligence with respect to, any counterparties from whom the Market Maker obtains bitcoin being transferred and (ii) that such bitcoin being transferred by the Market Maker to the Trust were not derived from, or associated with, unlawful or criminal activity. The Trust will not hold any bitcoin except those that have been delivered by Market Makers in connection with creation requests.

The Prime Broker and Bitcoin Custodian have adopted and implemented AML and sanctions compliance programs, which provide additional protections designed to ensure that the Sponsor and the Trust do not transact with a sanctioned party. Notably, every Market Maker must establish an account at the Prime Broker through which the Market Maker transfers bitcoin to the Trust during a purchase order or receives bitcoin from the Trust in connection with a redemption order. The Prime Broker performs screening using blockchain analytics to identify, detect, and mitigate the risk of transacting with a sanctioned or other unlawful actor. Pursuant to the Prime Broker’s blockchain analytics screening program, any bitcoin that is delivered to the Trust’s custody account will undergo screening designed to assess whether the origins of that bitcoin are illicit.

AML/KYC and Sanctions Compliance Procedures:

The following financial crime-related procedures, organized by the relevant party or parties undertaking or subject to the respective control, are intended to mitigate the risk of transacting or dealing with a counterparty that is the subject or target of sanctions administered and enforced by the United States Department of the Treasury’s Office of Foreign Assets Control (“OFAC”), the European Union (“EU”), the United Nations (“UN”), and the United Kingdom’s Office of Foreign Sanctions Implementation (“OFSI”) (hereinafter, “Sanctions Authorities”). For additional information on BlackRock’s AML, CTF, and Sanctions compliance program, please reference the following literature:

https://www.blackrock.com/corporate/literature/publication/blk-aml-and-sanctions-program-attestation-letter.pdf and https://www.blackrock.com/corporate/literature/publication/wolfsberg-group-financial-crime-compliance-questionnaire.pdf.

CLIFFORD CHANCE US LLP

Mr. Justin Dobbie, Esq.

Ms. Sonia Bednarowski, Esq.

United States Securities and Exchange Commission

December 4, 2023

Authorized Participant:

●

Each Authorized Participant is required to enter into an Authorized Participant Agreement, which includes robust AML and sanctions-related representations, warranties, and covenants in relation to their activities and the Trust.

●

All Authorized Participants in the U.S. market are banks and/or registered securities broker-dealers. Authorized Participants must be onboarded by affiliates of the Sponsor who are owned and controlled by the Sponsor’s indirect parent, BlackRock, in order to use the online order entry system operated by BlackRock to place orders.

●

At the time of onboarding to the online order entry system operated by BlackRock, all Authorized Participants undergo the Client Identification Program (“CIP”) as part of due diligence performed by affiliates of the Sponsor, which includes identifying and verifying information such as the full legal entity name, physical address, and taxpayer identification number, and verifying that the Authorized Participant is a U.S. regulated financial institution.

●

During the onboarding process, Authorized Participants are subject to screening against the Sanctions Authorities with which BlackRock globally adopts and complies, both at the time of onboarding as well as on an ongoing, nightly basis.

Market Makers:

●

Each Market Maker is required to enter into a Market Maker Agreement, which includes robust anti-money laundering and sanctions-related representations, warranties, and covenants in relation to their activities and the Trust.

●

All Market Makers must be onboarded by affiliates of the Sponsor who are owned and controlled by the Sponsor’s indirect parent, BlackRock, in order to use the online order entry system operated by BlackRock to place or take part in orders.

CLIFFORD CHANCE US LLP

Mr. Justin Dobbie, Esq.

Ms. Sonia Bednarowski, Esq.

United States Securities and Exchange Commission

December 4, 2023

●

At the time of onboarding to the online order entry system operated by BlackRock, all Market Makers undergo the CIP as part of due diligence performed by affiliates of the Sponsor at the time of onboarding, which includes identifying and verifying information such as the full legal entity name, physical address, and taxpayer identification number. In addition, all Market Makers undergo the Sponsor/Trust’s enhanced due diligence onboarding, which includes identifying and verifying information such as the legal name, date of establishment and country of formation, legal address, identification number, evidence of regulatory standing and registered status, ownership and control structure, and source of funds.

●

During the onboarding process, the Market Maker entities, and their directors, owners/controllers are subject to screening against the Sanctions Authorities with which BlackRock globally adopts and complies, both at the time of onboarding as well as on an ongoing, nightly basis.

●

In addition, all Market Makers are required to undergo the Prime Broker’s AML/KYC and sanctions screening onboarding process in order to open accounts at the Prime Broker and deposit bitcoin to or receive bitcoin from the Trust’s Trading Account at the Prime Broker in connection with in-kind creations and redemptions.

●

In addition, all Market Makers must be successfully onboarded by the Authorized Participant through or together with whom the Market Maker is placing or taking part in a purchase or redemption order through the Authorized Participant’s own BSA/AML program. Authorized Participants must make representations to this effect to the Trust.

Trust Agreements with Prime Broker and Bitcoin Custodian:

●

The Trust has several agreements with the Prime Broker, Coinbase Inc., and Bitcoin Custodian, Coinbase Custody Trust Company, including a Prime Brokerage Agreement (the “Prime Broker Agreement”) and Service Level Agreement (“SLA”), which contain robust anti-money laundering and sanctions-related representations, warranties, and covenants and explicit stipulations about the performance and undertaking of sanctions-related controls.

●

The Prime Broker Agreement provides, among others, that all Market Makers are required to undergo the Prime Broker’s AML/KYC and sanctions screening onboarding process prior to facilitating bitcoin deposits to, and withdrawals from, the Trust Trading Account at the Prime Broker.

CLIFFORD CHANCE US LLP

Mr. Justin Dobbie, Esq.

Ms. Sonia Bednarowski, Esq.

United States Securities and Exchange Commission

December 4, 2023

●

Among the responsibilities outlined in the governing Prime Broker Agreement and SLA, the Prime Broker has stipulated to multiple provisions around sanctions screening, including providing the Trust/Sponsor a quarterly report of its sanctions screening results for visibility into and governance over key control functions the Prime Broker conducts on behalf of the Trust’s Trading Account.

●

Prior to any movement of bitcoin between a Market Maker’s account at the Prime Broker and the Trust’s Trading Account at the Prime Broker, the Prime Broker Agreement provides that the Prime Broker will perform a sanctions screening check designed to ensure that bitcoin in kind transactions did not, directly originate from persons, entities or countries that are the target or subject of sanctions or any country embargoes, or knowingly associated with such persons, entities or countries, or otherwise in violation of applicable sanctions laws, in violation of any sanctions laws. In the event of a bitcoin in-kind transaction being suspected or determined to be in violation of certain applicable sanctions laws, the Prime Broker Agreement provides, among others, that the Prime Broker and its affiliates, including the Bitcoin Custodian, will (a) block or reject the deposit of such bitcoin into the Trust’s Trading Account, where required by applicable sanctions laws, and (b) agree to promptly inform the Trust if any fund movement between a Market Maker’s account at the Prime Broker and the Trust’s account(s) involves such bitcoin, so long as permitted by law.

3.	Please revise to disclose whether and to what extent the Trust, Sponsor, Prime Broker, Bitcoin Custodian or any other entity is permitted to loan, pledge or rehypothecate any of the Trust’s assets.

In response to the Staff’s comment, the Trust has revised the disclosure on pages 83 and 86 to clarify that the Bitcoin Custodian and the Prime Broker are not permitted to loan, pledge or rehypothecate any of the Trust’s assets. Under the Custodian Agreement, the Bitcoin Custodian is not permitted to loan, pledge, or rehypothecate any of the Trust’s assets in its Vault Balance, while under the Prime Broker Agreement, the Prime Broker is not permitted to loan, pledge, or rehypothecate any of the Trust’s assets in its Trading Balance without the Trust’s consent, which the Trust does not expect to grant. Additionally, the Trust supplementally advises the Staff that, as disclosed on page 87 of the prospectus, bitcoin credited to the Trust’s Trading Balance and Vault Balance are subject to a lien to secure unpaid Trade Credits extended to the Trust by the Trade Credit Lender.

CLIFFORD CHANCE US LLP

Mr. Justin Dobbie, Esq.

Ms. Sonia Bednarowski, Esq.

United States Securities and Exchange Commission

December 4, 2023

Cover Page

4.	Please revise your cover page to disclose the termination date of the offering, if any, and disclose that you are registering an indeterminate number of Shares.

In response to the Staff’s comment, the Trust has revised the cover page to disclose that the Trust is registering an indeterminate number of Shares. The Trust respectfully advises the Staff that there is no termination date of the offering because the Amended Registration Statement pertains only to exchange-traded vehicle securities which are to be offered and sold on a continuous basis by the registrant in accordance with Rule 456(d) of the Securities Act of 1933, as amended (the “Securities Act”), as described in Rule 415(a)(1)(xiii), offerings of which are not subject to the three-year limitation in Rule 415(a)(5) of the Securities Act.

Prospectus Summary
Trust Objective, page 2

5.

We note your disclosure on page 2 that “[t]he Bitcoin Custodian will keep a substantial portion of the private keys associated with the Trust’s bitcoin in ‘cold storage’ or similarly secure technology.” Please revise to disclose the percentage of the private keys held in cold storage, and, on page 83, disclose the Bitcoin Custodian’s policies regarding whether the private keys are held in cold or hot storage, and describe the “similarly secure technology.” Also, we note that the Prime Broker holds the Trading Balance across a combination of omnibus hot wallets, cold wallets or in accounts in the Prime Broker’s name on a trading venue. Please disclose the percentage held in each or the policies related to where the Trading Balance is held.

In response to the Staff’s comment, the Trust has revised the disclosure on pages 2, 60 and 82 of the prospectus accordingly. The Trust supplementally advises the Staff that it has removed the reference to “similarly secure technology” because the Bitcoin Custodian uses cold storage technology to safeguard all of the Trust’s assets held by the Bitcoin Custodian in the Vault Balance.

Summary Risk Factors
Risks Factors Related to Digital Assets, page 3

6.	Please revise your disclosure here and in the first risk factor on page 16 to provide quantitative information that demonstrates the volatility of the price of bitcoin.

In response to the Staff’s comment, the Trust has revised the first risk factor on page 16 of the prospectus to provide quantitative information that demonstrates the volatility of the price of bitcoin.

CLIFFORD CHANCE US LLP

Mr. Justin Dobbie, Esq.

Ms. Sonia Bednarowski, Esq.

United States Securities and Exchange Commission

December 4, 2023

The Offering
Trust expenses, page 8

7.

We note your disclosure in the last paragraph on page 9 that fees and expenses incurred by the Trust and other Client Accounts will be allocated across the entities on a pro rata basis. Please revise here to provide a brief description of and revise your disclosure on page 68 to include a detailed description of the “other Client Accounts,” the entities across which the Sponsor will allocate the costs on a pro rata basis, the types of expenses that may be allocated across the entities on a pro rata basis and the types of expenses that are specifically attributable to the Trust or another Client Account. In addition, please revise your disclosure on page 68 to describe the Sponsor’s policies related to allocating the costs across the entities. In this regard, we note that the Sponsor may do so on a pro rata basis or “on a basis it considers to be equitable.” Disclose the criteria for determining whether the allocation of costs is equitable.

In response to the Staff’s comment, the Trust has revised the disclosure on pages 9 and 68 of the prospectus to clarify that the Sponsor’s policy is to only allocate costs across entities on a pro rata basis. Additionally, the Trust supplementally advises the Staff that “other Client Accounts” currently includes a private bitcoin trust formed in 2022 that is an affiliate of the Sponsor. Currently, there is no allocation of fees and expenses between the Trust and the private bitcoin trust; however, in the future the Trust may engage in block trading that may require such costs to be allocated across the entities on a pro rata basis.

Dissolution events, page 13

8.

We note your disclosure in the fourth bullet point on page 14 that the Sponsor may dissolve the Trust if “the value of the Trust is at a level at which continued operation of the Trust is not cost-efficient.” Please revise to quantify or otherwise describe what “cost-efficient” means.

In response to the Staff’s comment, the Trust has revised the disclosure on pages 14 and 74 of the prospectus.

9.

Please clarify whether Shareholders will be entitled to cash or bitcoin upon the termination of the Trust. In addition, if Shareholders will be entitled to cash, please revise your disclosure on page 74 to explain how the Trust’s bitcoin will be sold in connection with the termination of the Trust.

In response to the Staff’s comment, the Trust confirms that upon termination, Shareholders will only be entitled to receive cash and not bitcoin. Additionally, the Trust has revised the disclosure on page 75 of the prospectus to clarify how the Trust’s bitcoin would be sold in connection with the termination of the Trust.

CLIFFORD CHANCE US LLP

Mr. Justin Dobbie, Esq.

Ms. Sonia Bednarowski, Esq.

United States Securities and Exchange Commission

December 4, 2023

If the digital asset award for mining blocks and transaction fees, page 21

10.	Please revise the second bullet point in this risk factor to disclose the current reward and an estimate of the next reward halving event.

In response to the Staff’s comment, the Trust has revised the risk factor on page 20 of the prospectus to disclose the current reward and an estimate of the next reward halving event.

Risk Factors Related to the Digital Asset Markets
The Index has a limited history, page 28

11.

Please expand this risk factor to quantify the CF Benchmarks Index’s limited history. Similarly, please expand the second risk factor on page 35 to describe the Sponsor’s limited history of operating investment vehicles involving crypto assets.

In response to the Staff’s comment, the Trust has revised the risk factor on pages 26 and 32 of the prospectus accordingly.

Business of the Trust
Net Asset Value, page 62

12.

We note your disclosure on page 62 that “[i]f the CF Benchmarks Index is not available or the Sponsor determines, in its sole discretion, that the CF Benchmarks Index should not be used, the Trust’s holdings may be fair valued in accordance with the policy approved by the Sponsor.” Please revise to disclose here whether the Sponsor has selected a methodology to use if the CF Benchmarks Index is not available, and, if so, please describe the methodology. In addition, please disclose the “policy approved by the Sponsor.” To the extent that the Sponsor has not selected an alternative methodology, please describe the Sponsor’s criteria or policies related to selecting a different methodology. Also disclose whether the Sponsor will notify investors that the CF Benchmarks Index was not and/or will not be used, and, if so, how the Sponsor will notify investors.

In response to the Staff’s comment, the Trust has revised the disclosure on page 61 of the prospectus to describe the Trustee's policies for fair valuing the Trust’s holdings if the CF Benchmarks Index is not available and how the Sponsor will notify investors if the CF Benchmarks Index is not used.

CLIFFORD CHANCE US LLP

Mr. Justin Dobbie, Esq.

Ms. Sonia Bednarowski, Esq.

United States Securities and Exchange Commission

December 4, 2023

13.

Please disclose whether an intra-day indicative value per Share is calculated throughout the day, and, if so, please disclose the methodology of the calculation and where the calculation is published. Similarly, please disclose where the net asset value of the Trust is published.

In response to the Staff’s comment, the Trust confirms that an intra-day indicative value per Share is calculated throughout the day and has revised the disclosure on page 68 of the prospectus to disclose the methodology of the calculation, where the calculation is published and where the net asset value of the Trust is published.

Valuation of Bitcoin; CF Benchmark Index, page 62

14.	We note your response to prior comment 6. Please address the following with respect to your application of ASC Topic 820:

●	Provide us with your accounting policy for determining the fair value of bitcoin in accordance with ASC Topic 820.

●

As the trust is expected to primarily transact with the bitcoin markets through the Authorized Participant, confirm for us that your determination of the principal market will be from the perspective of the Authorized Participant.

●

Tell us if you and/or your Authorized Participant plan to transact in multiple markets. If so, please ensure that your accounting policy reflects that fact and describe the types of markets in which you and/or your Authorized Participant expect to transact. In that regard, we note that ASC 820-10-35- 36A includes definitions of four types of markets (e.g. brokered market, dealer market, exchange market, and principal to principal market).

●

Clarify for us whether you anticipate your principal market will be one which you or your Authorized Participant will be able to access and in which you or your Authorized Participant will normally transact. Refer to ASC Topics 820-10-35-6A and 820-10-35-5A respectively.

CLIFFORD CHANCE US LLP

Mr. Justin Dobbie, Esq.

Ms. Sonia Bednarowski, Esq.

United States Securities and Exchange Commission

December 4, 2023

●

In your disclosure on page 62 you disclose your intention to engage a third party to obtain a price from a principal market for bitcoin, and that price will form the basis for you determination of fair value in accordance with GAAP. Please explain how your determination of “a principal market” for bitcoin is consistent with the guidance in ASC Topic 820-10-35-6A which states the principal market shall be considered from the perspective of the reporting entity.

In response to the Staff’s comment, the Trust has revised its disclosure on page 61 of the prospectus to address each of the Staff’s requests.

In response to the second bullet above, the Trust has revised the disclosure on page 61 that “the Sponsor identifies and determines the Trust’s principal market (or in the absence of a principal market, the most advantageous market) for bitcoin consistent with the application of fair value measurement framework in ASC 820-10; the principal market is the market where the reporting entity would normally enter into a transaction to sell the asset or transfer the liability; the reporting entity must be available to and be accessible by the principal market; and the reporting entity is the Trust.” The Trust supplementally advises the Staff that the Market Maker entities transacting in bitcoin with the Trust are required to have accounts at the Prime Broker in order to do so, thus providing them access to the same bitcoin market as the Trust. However, under ASC 820-10, the critical determinant of the principal market is the market where the reporting entity would normally enter into a transaction, and as such this is the approach the Trust has taken.

15.

Please tell us what you mean by your disclosure that “[t]he selection of exchanges for use in the CF Benchmarks Index is based on the accessible venues on which the Trust will primarily execute transactions” and that “[t]he list of exchanges on which the Trust executes transactions may evolve from time to time.” Also disclose the characteristics of a trading venue that is eligible to be a Constituent Exchange for the CF Benchmarks Index.

In response to the Staff’s comment, the Trust has revised the disclosure on page 66 of the prospectus to clarify how exchanges for inclusion in the CF Benchmarks Index are selected.

16.

Please revise to describe the oversight procedures to ensure that the Index is administered through the Index Administrator’s codified policies for Index integrity, and provide a brief description of the material codified policies for Index integrity.

In response to the Staff’s comment, the Trust has modified the disclosure on page 67 of the prospectus to describe the oversight procedures of the Index.

CLIFFORD CHANCE US LLP

Mr. Justin Dobbie, Esq.

Ms. Sonia Bednarowski, Esq.

United States Securities and Exchange Commission

December 4, 2023

17.	Please disclose whether the Trustee, the Trust Administrator or the Sponsor monitors for unusual pricing such that the price may be corrected after 4:00 p.m.

In response to the Staff’s comment, the Trust has modified the disclosure on pages 7 and 61 of the prospectus to disclose that the Trust Administrator will monitor for unusual pricing and escalate to the Trustee if detected.

Trust Expenses, page 68

18.

We note your disclosure that “[t]he Sponsor may, at its discretion and from time to time, waive all or a portion of the Sponsor’s Fee for stated periods of time.” Please revise to disclose the criteria the Sponsor will consider or the reasons the Sponsor may choose to waive the fee. Also disclose whether, and, if so, how the Sponsor will notify the Shareholders of the “stated periods of time” for the waiver.

In response to the Staff’s comment, the Trust supplementally notes that the Sponsor’s ability to waive all or a portion of its fee at its discretion is a common feature of commodity-based exchange-traded products. See Aberdeen Standard Gold ETF Trust (File No. 001-34441), VanEck Merk Gold Trust (File No. 001-36459) and GraniteShares Gold Trust (File No. 001-38195). Presently, the Sponsor has not decided to waive any of the Sponsor’s Fee and there are no specific circumstances under which the Sponsor has determined it will waive the fee. The Trust has revised the disclosure on pages 8 and 67 accordingly. Additionally, the Trust has revised the disclosure on page 67 to clarify how the Trust will notify Shareholders regarding a fee waiver.

19.

We note your disclosure that “[t]o cover the Sponsor’s Fee and expenses not assumed by the Sponsor, the Sponsor or its delegate will cause the Trust (or its delegate) to convert bitcoin into U.S. dollars or other fiat currencies at the prevailing exchange rate (less applicable fees) which the Sponsor is able to obtain using commercially reasonable efforts.” Please revise to expand your disclosure to discuss how the Sponsor will determine the “prevailing exchange rate” and disclose the “other fiat currencies.”

In response to the Staff’s comment, the Trust supplementally advises the Staff that it does not intend to convert bitcoin to any other fiat currency other than U.S. dollars and has revised the disclosure on pages 9 and 68 of the prospectus to explain how the Sponsor will determine the price of bitcoin to U.S. dollars.

CLIFFORD CHANCE US LLP

Mr. Justin Dobbie, Esq.

Ms. Sonia Bednarowski, Esq.

United States Securities and Exchange Commission

December 4, 2023

Description of the Shares and the Trust Agreement, page 69

20.

Please revise to disclose whether and, if so, how you will notify Shareholders if the Trust has suspended creations and redemptions, and describe the potential impact of suspending creations and redemptions. In addition, please revise to provide examples of periods in which the Sponsor may determine that delivery, disposal or evaluation of bitcoin is not reasonably practicable and reasons why the Sponsor may think it is advisable to suspend creation and redemptions.

In response to the Staff’s comment, the Trust advises the Staff that it has revised the disclosure on pages 72 and 76 of the prospectus to provide examples of periods in which the Sponsor may determine that delivery, disposal or evaluation of bitcoin is not reasonably practicable and provide how Shareholders will be notified if the Trust suspends creations and redemptions. Additionally, in response to the Staff's comment, the Trust has revised the disclosure on page 31 to discuss the potential impact of suspending creations and redemptions.

Deposit of Bitcoin; Issuance of Baskets, page 70

21.

Please disclose why and under what circumstances the Authorized Participants will utilize designated third parties to deliver bitcoin to the Trust’s Trading Balance with the Prime Broker. Please also disclose when the bitcoin will be transferred to the account with the Bitcoin Custodian, whether that is a condition to issuing a Basket to the Authorized Participant, and who will be responsible for the cost of the on-chain transaction.

In response to the Staff’s comment, the Trust supplementally advises the Staff that the Authorized Participants will use Market Makers which may include affiliates of the Authorized Participant or designated third parties to deliver bitcoin to and receive bitcoin from the Trust’s Trading Balance, and that this will be the standard procedure used in creation and redemption of baskets. All Authorized Participants will be banks and/or registered securities broker-dealers. Since under current U.S. regulations, registered broker-dealers that engage in the trading of securities may not engage in the trading of bitcoin, at the time of launch, the Market Makers that engage in the deposit and receipt of bitcoin in connection with the in-kind creation and redemption orders initiated by Authorized Participants will be affiliates of the Authorized Participants or other broker-dealers. These Market Makers are not registered broker-dealer entities.  In the course of a redemption in-kind of Baskets by the Authorized Participant, bitcoin will be delivered to the designated Market Maker, and this entity will have delivered cash to its affiliate registered broker-dealer entity before any Basket of Shares of such registered broker-dealer entity is redeemed with the Trust pursuant to a redemption order submitted by an Authorized Participant.  As such, the registered broker-dealer entities involved in creation and redemption activity will never trade in bitcoin, nor at any point have a receivable in bitcoin associated with such transactions. The Trust has revised the disclosure on page 69 of the prospectus to clarify that bitcoin will be delivered and received by affiliates of the Authorized Participant or designated third parties. Additionally, the Trust supplementally advises the Staff that bitcoin delivered to the Trust’s Trading Balance will be transferred to the Bitcoin Custodian through a regular end-of-day sweep process. Shares will be issued to the Authorized Participant upon successful delivery of the bitcoin to the Trust’s Trading Balance. The Prime Broker will absorb the cost of the on-chain transaction from the Trust’s Trading Balance to the Trust’s Vault Balance.

CLIFFORD CHANCE US LLP

Mr. Justin Dobbie, Esq.

Ms. Sonia Bednarowski, Esq.

United States Securities and Exchange Commission

December 4, 2023

The Custodians, page 83

22.

Please disclose the percentage of the private keys held in cold storage, the geographic location of where the Trust’s assets will be stored, the Custodian’s policies related to comingling assets, the limit on the amount that can be held in each wallet, the amount to which the Bitcoin Custodian’s insurance policies, including its commercial crime insurance policy, cover the Trust’s assets held by the Custodian, whether the insurance provider or any other entity will be responsible for verifying the existence of the bitcoin, the instructions that the Sponsor has provided to the Custodian regarding airdrops or forks and the term of the agreement with the Bitcoin Custodian. In this regard, we note that you have provided a summary of your custody procedures on page 2 but you should discuss your custody procedures in greater detail here or include cross-references to where investors can find such disclosure.

In response to the Staff’s comment, the Trust has revised the disclosures on pages 2 and 82 of the prospectus accordingly. The Trust supplementally advises the Staff that it has addressed insurance in its response to Comment 25 below and termination in its response to Comment 24 below.

The Prime Broker and the Trade Credit Lender
The Prime Broker, page 84

23.

Please disclose the Prime Broker’s policies related to whether the Trust’s assets are held in hot wallets, cold wallets or accounts in the Prime Broker’s name on a trading venue. In this regard, we note your disclosure on page 84 that “[t]he Prime Broker is not required to hold any of the bitcoin in the Trust’s Trading Balance in cold storage or to hold any such bitcoin in segregation, and neither the Trust nor the Sponsor can control the method by which the Prime Broker holds the bitcoin credited to the Trust’s Trading Balance.” Also identify the Connected Trading Venues, how the Prime Broker selects the Connected Trading Venues and, whether the Trust may direct the Prime Broker to use a specific Connected Trading Venue. In addition, we note your disclosure that “[t]he Trust’s Trading Balance represents an entitlement to a pro rata share of the bitcoin the Prime Broker has allocated to the omnibus hot wallets, omnibus cold wallets, and the accounts in the Prime Broker’s name that the Prime Broker maintains at Connected Trading Venues (which are typically held on an omnibus, rather than segregated, basis).” Please clarify what you mean by “a pro rata share of the bitcoin.”

In response to the Staff’s comment, the Trust directs the Staff to its revised disclosure on pages 3, 36, and 83 of the prospectus which provides additional details regarding the Prime Broker’s policies related to whether the Trust’s assets are held in hot wallets, cold wallets or accounts in the Prime Broker’s name on a trading venue and regarding the Connected Trading Venues. Additionally, the Trust supplementally advises the Staff that “a pro rata share of the bitcoin” refers to an individual client’s (such as the Trust’s) bitcoin holding within the omnibus structure of the Prime Trading Balance, in accordance with New York Uniform Commercial Code Section 8-503(b) (“An entitlement holder’s property interest with respect to a particular financial asset under subsection (a) is a pro rata property interest in all interests in that financial asset held by the securities intermediary, without regard to the time the entitlement holder acquired the security entitlement or the time the securities intermediary acquired the interest in that financial asset”). Section 9 of the Prime Broker Agreement (“Opt-In to Article 8 of the Uniform Commercial Code”) opts into Article 8 of the New York Uniform Commercial Code. The Trust’s assets held in the Trading Balance are deposited into omnibus accounts designated for the benefit of  (“FBO”) the Prime Broker’s clients, which means that the account will hold both the Trust’s assets as well as assets of the Prime Broker’s other clients. These FBO accounts, including omnibus wallets (for bitcoin) and omnibus bank accounts and interests in Money Market Funds (for cash), are subject to robust accounting controls in order to ensure that the beneficial interest of each client’s assets, including the Trust’s, are properly ledgered at all times.

CLIFFORD CHANCE US LLP

Mr. Justin Dobbie, Esq.

Ms. Sonia Bednarowski, Esq.

United States Securities and Exchange Commission

December 4, 2023

24.

Please disclose the termination provisions and term of the Prime Broker Agreement. In this regard, we note your disclosure that the “Sponsor may, in its sole discretion, add or terminate prime brokers at any time” and that the “Prime Broker is permitted to suspend or terminate the Prime Broker Agreement under certain circumstances.” In addition, disclose the policies and procedures that the Prime Broker has in place to mitigate conflicts of interest when executing the Trust’s orders.

In response to the Staff’s comment, the Trust has revised the disclosure on pages 83 and 86 to disclose the termination provisions and term of the Prime Broker Agreement and the policies and procedures that the Prime Broker has in place to mitigate conflicts of interest when executing the Trust's orders.

25.	Please disclose the insurance coverage of the Prime Broker and the degree to which the insurance policy protects the Trust’s assets held by the Prime Broker.

In response to the Staff’s comment, the Trust advises the Staff that the Prime Broker’s parent purchases commercial crime coverage with comprehensive coverage terms and conditions. This insurance program, which has continuously run since 2013, covers assets held by Coinbase Global, Inc. (“Coinbase Global”), and all its subsidiaries, including the Bitcoin Custodian and the Prime Broker (collectively, the “Coinbase Insureds”). The Bitcoin Custodian and Prime Broker have represented that the insurance coverage protects customer assets held at the Bitcoin Custodian and Prime Broker, including the assets of the Trust. The Trust is not a named beneficiary of such policy. The Trust has revised pages 84 of the prospectus to clarify that the Coinbase insurance policy covers customer assets held by the Prime Broker, including the Trust's Trading Balance.

26.

You state here that “the Trust may engage in purchases or sales of bitcoin by placing orders with the Prime Broker.” Please revise to explain under what circumstances the Trust would need to engage in purchases of bitcoin.

The Trust has revised the disclosure on page 84 of the prospectus to clarify that the Trust will not engage in purchases of bitcoin.

The Trade Credit Lender, page 86

27.

Please revise to disclose the maximum amount of Trade Credit that the Trade Financing Agreement permits to be outstanding at any one time. In addition, please disclose the Trade Credit interest rate. Also disclose the Sponsor’s policy regarding whether it generally intends to fund the Trading Balance at the Prime Broker with sufficient cash or bitcoin to pay fees and expenses or whether it regularly expects to utilize the Trade Financing Agreement for such fees and expenses.

In response to the Staff’s comment, the Trust has revised the disclosure on page 87 of the prospectus to disclose the Trade Credit interest rate and the Sponsor's policy regarding the Trust's use of the Trading Balance and Trade Credit. In response to the Staff's comment, the Trust supplementally advises the Staff that the maximum amount of Trade Credit that the Trade Financing Agreement permits to be outstanding at any one time is considerably in excess of the Trust's anticipated needs given the Trade Financing Agreement will only be used by the Trust in connection with selling bitcoin to pay the Sponsor's fee and Trust expenses not assumed by the Sponsor. Additionally, the Trust supplementally advises the Staff that the Trust believes this maximum amount of Trade Credit available is commercially sensitive information for the Trade Credit Lender.

CLIFFORD CHANCE US LLP

Mr. Justin Dobbie, Esq.

Ms. Sonia Bednarowski, Esq.

United States Securities and Exchange Commission

December 4, 2023

Seed Capital Investor, page 92

28.	Please describe how the proceeds from the sale of the Seed Creation Baskets will be converted to bitcoin, including any costs or transaction fees payable by the Trust associated with such conversion.

In response to the Staff’s comment, the Trust supplementally advises the Staff that the Seed Creation Basket, as originally defined in the prospectus will not be converted to bitcoin. Instead, prior to the launch of the Trust, such Shares will be redeemed for cash and the Seed Capital Investor will contribute bitcoin for a certain number of Baskets of Shares. There will be no costs or transaction fees payable by the Trust associated with any such redemption for cash and contribution of bitcoin. In response to the Staff’s comment, the Trust has revised the disclosure on the cover page and page 93 accordingly.

Conflicts of Interest, page 94

29.

Please revise your disclosure to briefly summarize the Sponsor’s policies and procedures designed to eliminate or mitigate conflicts of interest, including the Compliance Manual, the Code of Ethics and the pre-clearance requirements for personnel trading activity.

In response to the Staff's comment, the Trust has revised the disclosure on page 95 of the prospectus to summarize the Sponsor's policies and procedures designed to eliminate or mitigate conflicts of interest.

Exhibits
Amended and Restated Trust Agreement, page 104

30.

We note the forum, damages and jury provisions in Section 7.5 of the Amended and Restated Trust Agreement. Please tell us whether Section 7.5 applies to actions arising under the Securities Act or Exchange Act. To the extent that it does not apply to actions arising under the Securities Act or Exchange Act, please amend the agreement so that it clearly states that it does not or tell us how you will make investors aware of the provisions’ limited applicability. In addition, please add risk factors related to these provisions.

In response to the Staff’s comment, the Trust advises the Staff that the venue provisions of Section 7.5 of the Amended and Restated Trust Agreement do not apply to actions arising under the Securities Act or the Exchange Act. The Trust will revise Section 7.5 of the Amended and Restated Trust Agreement to clarify that the venue provision does not apply to actions arising under the Securities Act or the Exchange Act. Additionally, the Trust has added a risk factor describing the risks and impacts, as well as the uncertainties regarding enforceability, of the forum and jury waiver provisions of the Trust starting on page 39 of the prospectus.

CLIFFORD CHANCE US LLP

Mr. Justin Dobbie, Esq.

Ms. Sonia Bednarowski, Esq.

United States Securities and Exchange Commission

December 4, 2023

Should the Staff have any additional questions or comments regarding any of the foregoing, please do not hesitate to call me at (212) 878-3180 or Jason D. Myers at (212) 878-8324.

Sincerely, /s/ Clifford R. Cone Clifford R. Cone

cc:	Marisa Rolland, BlackRock, Inc.

Adithya Attawar, BlackRock, Inc.

Jason D. Myers, Clifford Chance US LLP

Tae Ho Cho, Clifford Chance US LLP

Jesse Overall, Clifford Chance US LLP

Etherial Edetan, Clifford Chance US LLP

Exhibit A

iShares Bitcoin Trust

Fact Sheet as of [QE Date]

iShares by BLACKROCK®

DRAFT

The iShares Bitcoin Trust seeks to reflect generally the performance of the price of bitcoin.

The iShares Bitcoin Trust is not an investment company registered under the Investment Company Act of 1940, and therefore is not subject to the same regulatory requirements as mutual funds or ETFs registered under the Investment Company Act of 1940. The Trust is not a commodity pool for purposes of the Commodity Exchange Act. Before making an investment decision, you should carefully consider the risk factors and other information included in the prospectus.

WHY [ ]?

1 Provides convenient access to bitcoin, the world's leading cryptocurrency[1]

2 Designed to minimize the complexities and operational burdens of investing in bitcoin

3 Built by BlackRock, the world's largest ETF provider, with expertise across ETFs & a history of innovation[2]

GROWTH OF HYPOTHETICAL 10,000 USD SINCE INCEPTION

60,000
40,000
20,000
10,000
0
Growth
01/05
Placeholder –
To be updated upon launch
Fund
Benchmark

The Growth of $10,000 chart reflects a hypothetical $10,000 investment and assumes reinvestment of dividends and capital gains. Trust expenses, including Sponsor fees and other expenses were deducted.

PERFORMANCE

	1 Year	3 Year	5 Year	10 Year	Since Inception
NAV	TBD	TBD	TBD	TBD	TBD
Market Price	TBD	TBD	TBD	TBD	TBD
Benchmark	TBD	TBD	TBD	TBD	TBD

The performance quoted represents past performance and does not guarantee future results. Investment return and principal value of an investment will fluctuate so that an investor's shares, when sold or redeemed, may be worth more or less than the original cost. Current performance may be lower or higher than the performance quoted. Performance data current to the most recent month end may be obtained by visiting www.iShares.com or www.blackrock.com.

The Market Price returns were calculated using the market close price of [ ]. The returns shown do not represent the returns you would receive if you traded shares at a specific time.

KEY DETAILS

Fund Launch Date	[Inception Date]
Benchmark	CF Benchmarks BRRNY
Net Assets	$0
Sponsor Fee	TBD
Beta vs. S&P 500 (3y)	TBD
Standard Deviation (3yrs)	TBD

Ticker	[]
CUSIP	46438F101
Exchange	Nasdaq

Beta is a measure of the tendency of securities to move with the market as a whole. A beta of 1 indicates that the security's price will move with the market. A beta less than 1 indicates the security tends to be less volatile than the market, while a beta greater than 1 indicates the security is more volatile than the market.